SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

AMBEV S.A. (“Company”) informs its investors and the market in general that, on this date, Mr. José Ronaldo Vilela Rezende assumed the position of Chairman of the Fiscal Council and Mr. Ary Waddington, who was an alternate of the Fiscal Council, became an effective member of such body, both with a term of office extending up to the next Annual General Shareholders' Meeting to be held in 2019. Messrs. Rezende and Waddington have extensive professional experience and have been part of the Company’s Fiscal Council since 2016 and 2005, respectively.

São Paulo, July 25, 2018.

Ambev S.A. Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer